JASON

Investor Presentation

September 2014

Disclaimer

Forward Looking Statements

This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Jason Industries, Inc. (“JASN”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements.

The forward-looking statements contained in this presentation are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you review and consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual results and cause them to differ materially from those anticipated in the forward-looking statements.

More information on potential factors that could affect the Company’s financial condition and operating results is included in the "Risk Factors" section of the Company’s Proxy Statement dated June 16, 2014 and in the "Management’s Discussion and Analysis of Financial Condition and Results of Operations" for the period ended June 27, 2014 included in the Company’s Form 8-K/A filed on August 11, 2014. Any forward-looking statement made by us in this presentation speaks only as of the date on which we make it. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Non-GAAP and Other Company Information

Included in this presentation are certain non-GAAP financial measures designed to complement the financial information presented in accordance with generally accepted accounting principles in the United States of America because management believes such measures are useful to investors. Because the Company’s calculations of these measures may differ from similar measures used by other companies, you should be careful when comparing the Company’s non-GAAP financial measures to those of other companies. A reconciliation of non-GAAP financial measures to GAAP financial measures is included in an appendix to this presentation.

Jason Investment Highlights

Strong fundamental business…	Leader in target markets with twice the scale of the next direct competitor in many product lines
	Highly diversified business exposure
	Global manufacturing footprint serving longstanding customer base
	Strong free cash flow generation and high revenue / EBITDA visibility
	Experienced management team with a track record of success
…positioned for growth	Pricing and operational improvement opportunities leading to margin expansion and earnings growth
	Scalable and highly effective Jason Business System (“JBS”) platform
	Strategic initiatives positioned for organic sales and Adjusted EBITDA margin growth
	Geographic expansion opportunities
	Strong pipeline of targets with a renewed focus on M&A

Experienced and Proven Management Team

Jason's senior leadership team averages 25 years of experience, providing the Company with a deep base of expertise and representing a distinct competitive advantage

- Proven experience managing through severe economic cycles; strategically removed $26 million of costs during 2009 downturn, of which $22 million were permanent
- Successfully integrated nine acquisitions since 2004
- Significant management equity ownership stake

Name	Title	Years with Jason	Years in Industry	Prior Experience
David Westgate	CEO	10	34	▪ President & CEO - Rieter Automotive ▪ President - Inergy Automotive Systems
Steve Cripe, CPA	CFO	7	33	▪ CFO - Rexnord Gear Products ▪ VP Finance & Group Controller - Manitowoc Crane Group
David Cataldi	President of Acoustics & Components Segments	9	29	▪ VP - Sanmina-SCI ▪ VP - Kautex Textron North America
Srivas Prasad	President of Seating Segment	8	24	▪ Variety of leadership roles at Textron
Dr. Florestan von Boxberg	President of Finishing Segment	8	23	▪ President - Osborn Unipol International
John Hengel, CPA	VP of Finance	15	32	▪ Director - PricewaterhouseCoopers
William Schultz	General Counsel	7	14	▪ Business Law Attorney - Reinhart Boerner Van Deuren s.c.

Jason Business Overview

Key Company Facts

■ **Employees:**	~4,000
■ **Headquarters:**	Milwaukee, WI
■ **2013 Revenue:**	$680.8 million
■ **2013 EBITDA:**	$79.8 million
■ **Founded:**	1985
■ **Manufacturing:**	33 Sites in 12 Countries
■ **Square Feet of Manufacturing Space:**	~2.9 million

Geographic Footprint



Seating
Finishing
Components
Acoustics

Business Mix [(a)]



Components
20%
Seating
24%
Acoustics
30%
Finishing
26%



Mexico
7%
ROW
2%
EU
19%
US
72%

(a) 2013 mix

Financial Profile



$800
$600
$400
$200
$0
9.9%
9.7%
10.8%
11.7%
2010
2011
2012
2013
Revenue
EBITDA Margin (%)

JASON Segment Overview

Segment	Key Highlights	Brands	Products	% of 2013A Revenue	2013A EBITDA Margin
Seating	■ Leading commercial and industrial seat manufacturer ■ Designs and manufactures a broad spectrum of seating systems for multiple vehicle platforms ■ Differentiated patents and IP filings	Milsco		 24%	15%
Finishing	■ World's largest producer of customized industrial brushes, buffs and buffing compounds ■ 65% consumable, high recurring revenue ■ Over 10,000 SKUs of industrial consumable products ■ Used for surface finishing, preparation, metal removal, sealing, shielding and polishing	JacksonLea, Lippert Unipol, osborn, SEALEZE		 26%	10%
Acoustics	■ Key provider of fiber-based acoustical products to the automotive industry ■ Have product on 70% of the light vehicle platforms in North America ■ Innovative solutions provider with brand recognition	Janesville Acoustics		 30%	11%
Components	■ Broad range of stamped, formed, expanded and perforated metal components and sub-assemblies ■ Products used in filter products, smart utility meters, railcars, generators and other industrial equipment	AP Assembled Products, METALEX		 20%	17%

Scalable and Highly Effective Jason Business System Platform

The Jason Business System ("JBS") links the Company's business segments through a consistent strategy and focus.

- ✓ Unifying
- ✓ Scalable
- ✓ Consistent
- ✓ Results-driven

Rewards


OPERATIONAL EXCELLENCE
REVENUE GROWTH
PEOPLE

Operational Excellence
- Share expertise and best practices across businesses
- Focus resources on key priorities through policy deployment
- Prioritize enterprise-wide "Lean Culture"

Revenue Growth
- Streamline innovation and proactively address customer needs
- Grow organically through cross-selling and new product development
- Leverage acquisition opportunities that add synergies and open new paths to growth

People
- Be ethical – do the right thing, the right way
- Deliver on commitments; consistently exceed customer expectations
- Use company scale to attract top talent; reward well and fairly across all segments

JASON

Long-Term Relationships with Blue Chip Customers

GM
Customer Since 1928
86 Years

Harley-Davidson
Customer Since 1934
80 Years

Chrysler
Customer Since 1967
47 Years

Husqvarna
Customer Since 1968
46 Years

IAC International Automotive Components
Customer Since 1972
42 Years

Caterpillar
Customer Since 1975
39 Years

MTD
Customer Since 1975
39 Years

CLARCOR
Customer Since 1978
35 Years

Donaldson. Filtration Solutions
Customer Since 1978
35 Years

Honda
Customer Since 1984
30 Years

Toyota
Customer Since 1986
28 Years

John Deere
Customer Since 1987
27 Years

Briggs & Stratton
Customer Since 1988
26 Years

TrinityRail Built to Deliver
Customer Since 1990
24 years

AMTEX Hayashi Telempu Co.,Ltd.
Customer Since 1990
24 years

Trinity Industries, Inc.
Customer Since 1991
23 Years

BMW
Customer Since 1993
21 Years

Cargotec
Customer Since 2002
11 Years

Nissan
Customer Since 2008
5 Years

Bombardier
Customer Since 2009
4 Years

Progress Rail Services A Caterpillar Company
Customer Since 2011
2 Years

Polaris
Customer Since 2011
2 Years

Organic Sales Growth

Execute to achieve sustainable 6% annual organic sales growth over the long term

Segment	Drivers of Growth
Seating	■ Enhance market-leading positions in motorcycle and turf equipment ■ Penetrate into adjacent markets, including medium construction and agriculture ■ Leverage existing capabilities in suspension systems and technology into new products – commercial trucking, bus and train ■ Expand geographic footprint
Finishing	■ Improve market position and grow market share in industrial power brushes and polishing ■ Increase penetration in specially formulated polishing compounds ■ Grow in underpenetrated markets – professional cleaning and energy (oil and gas, solar cleaning, and power generation) ■ Expand further into emerging markets
Acoustics	■ Capture market share through new product lines (wheel liners, underbody panels, trunk systems) ■ Grow market share with existing and new customers in Mexico ■ Establish additional direct OEM relationships ■ Capitalize on light-weight fiber products supporting industry fuel efficiency trends
Components	■ Expand footprint in Mexico to consolidate position with local rail customers ■ Diversify rails product portfolio to broader types of rail cars ■ Grow industrial OEM sales

Adjusted EBITDA Margin Growth

Leverage JBS to achieve 15% Adjusted EBITDA Margin across Jason's segments

Segment	Drivers of Growth
Finishing	■ Expand product lines into differentiated high-margin, high value-add niches ■ Optimize customer pricing ■ Rationalize operational footprint, focusing on low-cost manufacturing markets ■ Implement general and administrative process improvements and efficiencies ■ Leverage global material procurement and economies of scale
Acoustics	■ Refresh product portfolio, focusing on high-value add product lines (wheel liners, underbody panels, trunk systems) ■ Optimize customer pricing ■ Rationalize footprint and improve operational efficiencies

JASON

Geographic Expansion Opportunities

Jason has identified attractive geographies to further expand its global footprint



Mexico

Seeking strategic partnerships in Mexico to leverage overhead

Brazil

Looking for opportunities to expand Seating business in Brazil to capitalize on attractive end-market trends

Eastern Europe

Executing a strategy to expand Seating operations into Eastern Europe in support of growth in heavy industry

India

Substantially expanding capacity for both Seating and Finishing operations to support growth with key customers

Southeast Asia

Recently opened a sales office in Singapore to capitalize on strong finishing market in SE Asia

Future M&A Activity to Drive Significant Shareholder Returns

NEW PLATFORM

- **$250M-$400M of potential revenue**
- Target businesses that will leverage Jason's core competencies
- Focus on generating above-market returns
- Target businesses that are accretive to EBITDA margin

BOLT-ON

- **$25M-$250M of potential revenue**
- Strengthen core businesses


NEW PLATFORM
HIGH ROIC
GROWTH
ATTRACTIVE MARKETS
BOLT-ON
Market Access
Synergies
Strengthen Core
JASON

A Renewed Focus on M&A

After several years of internal focus, Jason is now poised to turn on the acquisition machine

Significant Growth Potential from M&A



($ in millions)
Cumulative Revenue (1)
Number of Acquisitions
$700
$600
$500
$400
$300
$200
$100
$0
1
1
2
3
2
2
1
1
2
2
2
3
4
2
1
1
2
2
2
1
1
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 13

- Since formation, Jason has acquired and integrated 38 businesses
- Successfully integrating acquisitions has been key to Jason's strategy

Average Multiple Reduction of ~1.0x



EBITDA Multiple at Acquisition
EBITDA Multiple Post-Integration
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
5.5x
3.8x
3.8x
2.5x
4.2x
3.7x
3.5x
2.6x
Morton
Michigan Seat
Lippert-Unipol
Arcor

Current Pipeline

Segment	Rationale	Estimated Revenue ($m)
Seating	Market Expansion, Product Line Expansion	$50-$250
Finishing	Product Line Expansion, Synergistic	$85-$200
Components	Market Expansion	$35-$100

45 Targets identified with over $1 Billion+ Revenue

(1) Excludes organic growth of acquired businesses

Financial Highlights and Overview

Stable Financial Profile

- Upon completion of our going-public transaction on June 30, 2014, Jason's financial profile includes:
  - Total liquidity of $125.9 million
    - $80.1 million – available cash
    - $45.8 million – global available borrowing capacity
  - Total outstanding indebtedness of $431.3 million
  - Net debt to Adjusted EBITDA of 4.3x

2014 Results and Financial Highlights

Strong Financial Performance

(millions)	2Q'13	2Q'14	Change		1H'13	1H'14	Change
Net sales	**$176.2**	**$190.7**	**8.2%**		**$355.9**	**$377.2**	**6.0%**
Seating	44.5	52.6	18.2%		97.4	104.9	7.7%
Finishing	46.7	50.1	7.2%		91.8	96.7	5.3%
Acoustics	53.9	56.9	5.6%		102.3	109.9	7.4%
Components	31.1	31.1	-		64.4	65.7	2.0%
Adjusted EBITDA	**$22.3**	**$23.8**	**6.7%**		**$44.5**	**$45.9**	**3.1%**
Seating	7.4	9.6	29.7%		16.7	17.7	6.0%
Finishing	4.6	7.5	63.0%		9.0	13.5	50%
Acoustics	7.3	5.2	-28.8%		12.4	9.6	-22.6%
Components	5.6	4.5	-19.6%		11.0	11.0	-

2Q'14 Financial Highlights

- Strong sales growth driven by volume increases in Seating and Finishing segments.
- Adjusted EBITDA growth in Seating and Finishing segments driven by higher volumes and favorable product mix.

Acoustics 2014 Results

- Our Acoustics segment opened our new Battle Creek, MI manufacturing facility in 2013
- As a result of significant new platform awards and growth from our customers, Battle Creek was expanded during the facility startup to increase production capacity during 2014
- As part of our strategic footprint restructuring, the planned closure of our Norwalk, OH facility and transition of production to Battle Creek was accelerated during 2014

- Impact on financial results:
  - Expect Adjusted EBITDA and Adjusted EBITDA margin to be impacted through the second half of 2014 due to incremental labor and material costs related to operational inefficiencies associated with the ongoing startup of Battle Creek
  - Anticipate the inefficiencies will begin moderating in the fourth quarter of 2014
  - Expect Acoustics to return to historical Adjusted EBITDA margin levels in 2015

- Upon completion of this facility restructuring, we will achieve several key operational objectives:
  - Modernization of our Acoustics manufacturing facilities
  - Battle Creek facility will approximately double in capacity
  - Optimization of logistics costs for our customers with proximity to our manufacturing facilities
  - Repositions our footprint to strategically support 14 assembly plants within a 200 mile radius of Battle Creek

JASON

Fiscal 2014 Outlook

- Revenue: $690 - $705 million
- Adjusted EBITDA: $76 - $80 million

Financial Snapshot

Net Sales

($ in millions)



6.5% CAGR
$601
$655
$681
$356
$377
$176
$191
2011
2012
2013
1H'13
1H'14
2Q'13
2Q'14

Adjusted EBITDA

($ in millions)



17.3% CAGR
$58
$71
$80
$45
$46
$22
$24
2011
2012
2013
1H'13
1H'14
2Q'13
2Q'14

Capex

($ in millions)



$16
$18
$19
$11
$11
2011
2012
2013
1H'13
1H'14

Jason Investment Highlights

Strong fundamental business…	Leader in target markets with twice the scale of the next direct competitor in many product lines
	Highly diversified business exposure
	Global manufacturing footprint serving longstanding customer base
	Strong free cash flow generation and high revenue / EBITDA visibility
	Experienced management team with a track record of success
…positioned for growth	Pricing and operational improvement opportunities leading to margin expansion and earnings growth
	Scalable and highly effective Jason Business System (“JBS”) platform
	Strategic initiatives positioned for organic sales and Adjusted EBITDA margin growth
	Geographic expansion opportunities
	Strong pipeline of targets with a renewed focus on M&A

Appendix

Seating Overview

After several years of internal focus, Jason is now poised to turn on the acquisition machine

Overview

- Milsco brand maintains the #1 position in the global static seating market
- Primary product segments include heavyweight motorcycles, turf care, heavy industry and powersports
- Next generation seating product development focus on turf care and industrial equipment seating products

Addressable Market [1]

	Market Size
North America	$450M
Global	$2.5B

Financial Overview

($ in millions)



$153
$165
$163
$165
15%
15%
14%
15%
2010
2011
2012
2013
Revenue
Adj. EBITDA Margin

Revenue by Geography



Europe 5%
Mexico 12%
United States 83%

Revenue by End Product



Utility Vehicles 5%
Marine 3%
Lifts 10%
Turf Equipment 38%
Motorcycle Aftermarket 12%
Constr. & Ag. 14%
Motorcycle OEM 18%

Note: Based on 2013 revenue

Representative Products and Applications









(1) Management estimates

Finishing Overview

Finishing's well-recognized brands maintain exceptional world-wide reputations for quality

Overview

- Manufacturing, distribution and sales facilities in 14 countries
- 65% of revenue from consumables
- #1 manufacturer of industrial and maintenance brushes, buffs and compounds in the world
- More than 30,000 customers world-wide; only business supplying global marketplace

Addressable Market [1]

	Market Size
North America	$510M
Global	$7B

Financial Overview

($ in millions)



$164
$191
$184
$180
6%
8%
10%
10%
2010
2011
2012
2013
Revenue
Adj. EBITDA Margin

(1) Management estimates

Revenue by Geography



Mexico 5%
Asia 2%
South America 5%
Europe 50%
North America 38%

Note: Based on 2013 revenue

Revenue by End Product



Other 15%
Industrial Buffs and Compounds 25%
Industrial Brushes 60%

Representative Products and Applications

osborn SEALEZE LIPPERT UNIPOL JacksonLea















Acoustics Overview

Acoustics has developed extensive design and manufacturing expertise that allows it to provide custom acoustical solutions for each vehicle platform it serves

Overview

- Products are used in approximately 70% of light vehicles in North America today, including the majority of top platforms
- Acoustic products also sold to a wide range of other vehicles, including sport utility vehicles and light trucks
- Jason's Acoustics segment product content per vehicle increased by 45% between 2010-2013
- Growth opportunity in Asia and Latin America

Addressable Market [1]

	Market Size
North America	$1.9B
Global	$10B

Financial Overview

($ in millions)



$124
$145
$172
$205
7%
6%
7%
11%
2010
2011
2012
2013
Revenue
Adj. EBITDA Margin

Revenue by Geography



Europe 16%
North America 84%

Note: Based on 2013 revenue

Revenue by End Product



Wheel Liners 2%
Engine 3%
Other 9%
Die Cut Insulation 25%
Carpet Systems 10%
IP Panels 10%
Molded Insulation 24%
Trunk Systems 17%

Representative Products and Applications



Luggage Compartment
Package Tray Substrate
Door Panels
Dash Insulators Interior - Exterior
Under Bonnet / Hoodliners
Hush Panels
Floor – Carpet Underlayment
Wheelhouse / Cowl

(1) Management estimates

Components Overview

Jason Components has great long-term customer partnerships due to its innovative design and manufacturing capabilities

Overview

- Leading manufacturer of individual engineered solutions and expanded / perforated metal components
- #1 independent manufacturer of electric meter bases, rail safety products (anti-slip surface) and expanded metal products in North America
- Product categories are united by a common culture of maintaining industry-leading engineering capabilities

Addressable Market (1)

	Market Size
North America	**$800M**
Global	**$2B**

Revenue by Geography



North America
100%

Note: Based on 2013 revenue

Revenue by End Product



Electric Meters 34%
Filtration 25%
Rail 13%
Industrial 13%
Small Engines 9%
Other 6%

Financial Overview

($ in millions)



$140
$120
$100
$80
$60
$40
$20
$-
$116
$134
$136
$133
20%
19%
18%
17%
2010
2011
2012
2013
Revenue
Adj. EBITDA Margin

Representative Products and Applications









(1) Management estimates
Note: 2011 revenue and EBITDA margin is pro forma for acquisition of Morton Manufacturing

Adjusted EBITDA Reconciliation

	2011	2012	2013	1H'14
($ in millions)				
Net Income	$9.3	$14.7	$24.1	$13.0
Tax provision	4.1	4.8	18.2	5.0
Interest expense	17.0	18.6	20.7	7.2
Depreciation and amortization	20.2	24.2	27.0	12.9
Loss on disposals of fixed assets - net	0.1	0.5	-	0.3
EBITDA	50.7	62.8	90.0	38.5
Adjustments:				
Impairment of long-lived assets	1.3	0.5	-	-
Restructuring	0.7	1.6	3.0	2.6
Transaction-related expenses	-	-	1.3	4.8
Integration and other restructuring costs	0.9	1.0	1.0	3.0
2013 Refinancing Transactions - Advisory, legal, professional fees and special bonuses	-	-	4.7	-
Newcomerstown net fire costs (income) and related items	3.0	(1.3)	(18.8)	-
Adjustment for non-discrete fire costs	-	1.4	(1.4)	-
Multiemployer pension plan withdrawal expense (gain)	-	3.4	(0.7)	-
Purchase accounting impact of inventory write-up	0.4	-	-	-
Gain on claim settlement	-	-	(0.4)	-
Sponsor fees	1.0	1.1	1.1	0.6
Gain from sale of joint ventures	-	-	-	(3.5)
Total adjustments	7.3	7.7	(10.2)	7.4
Adjusted EBITDA	**$58.0**	**$70.5**	**$79.8**	**$45.9**

JASON